Invest as low as $100

wefunder.com/selftact


SelfTact

Download on the App Store

ANDROID APP ON Google play



Meet Sam

Sam is a power networker who has never met a stranger he didn't like: at airports, events, dog parks...

Sam has a problem

After each event, Sam is inundated with **nameless selfies,** and business cards with **no context**, or illegible handwritten notes.









Sam’s follow ups

After events that Sam has spent thousands on attending, he will be at a loss if he can’t put faces to the names and **close leads**.

Improving how we network



Network like royalty


AKC
Call to setup lunch!
Buddy Benson
C.E.O.



Network like a billionaire


SelfTact

Smart selfies for networking for the masses



<Back
Edit
Sam Selfie
Tech influencer by day, lazy dog by night
+1 619 555 7105
sam@selftact.com
selftact.com
sam-selfie-8891238
heysam
sam.selfie
sam.selfie

SelfTact Solution

Now Sam has a **fun, socially engaging way of keeping in touch** with his new contacts!

01 Take a selfie with a new friend, or group - choose a background if you'd like

02 Facial recognition instantly recognizes users (or enter manually)

03 Let A.I. write a quick intro and send selfie via text or email



01

Facial recognition instantly recognizes users. If unregistered, add their info manually or scan business cards.


<Back
Edit
Mad Max
Venture Capitalist
+1 619 555 0099
hello@mmaxadventures.com
mmaxadventures.com
mad-max-123992
theonlymadmax
mad.max.explores
mad.max.explores

02

Quickly schedule a calendar event, or setup an automated follow up campaign.


<Back
Templates
Hey, Max! Nice to meet you at New York, NY.Let's connect!
Here's my contact info and contact card below:
Name: Sam
Phone: 000 000 0000
Email: arjun@hellowoofy.com
Send with ♥ from SelfTact.com
New Template
Just Text

03

Let AI write a quick intro and share your new selfie.


<Back
Create text
Save
Hey, Max! Nice to meet you at New York, NY.Let's connect!
Here's my contact info and contact card below:
Name: Sam
Phone: 000 000 0000
Email: arjun@hellowoofy.com
Send with ♥ from SelfTact.com
Improve with AI

04

Share text or email and even setup campaigns to automate follow ups


WILLIAMSBURG
Metropolitan Ave
Flushing Ave
Myrtle Ave
BUSHWICK
Dekalb Ave
BEDFORD-STUYVESANT
Halsey St
BROOKLYN
CROWN HEIGHTS
Clarkson Ave

05

Search and sort your connections with your personal map.

SelfTact Functionality

- Host & brand events
- A.I. generated follow ups
- Proximity alerts
- Sort by location, event
- Export contacts to CRM
- Add to calendar
- Selfie videos
- Offline mode

Go To Market

Overview of what has been accomplished and what we plan to do as we penetrate different vertical segments.

Nov 23
Launched in iOS and Google Play store

Dec 23
Hit 23,738 downloads

Jan 24
Branded geofenced backgrounds for events

May 24
Events functionality (personal & enterprise)

Jun 24
Monetization



Business Model

How SelfTact makes money and how much after 1, 3 and 5 years



Free

- $0/m
- Export up to 1,000 contacts
- 2 Background uploads
- 1 Business Profile

SelfTact PRO

- $5/m
- Export +2,000 contacts
- Unlimited background uploads
- +6 Business profiles

Relevant explainer text placeholder here. This is where additional information will go.

Total Addressable Market

~$1.2
TRILLION
EVENT
INDUSTRY

- Conferences and conventions
- Executive retreats
- Alumni Events
- Professional mixers
- Industry trade shows
- Marketing and sales events
- Fundraisers and galas
- And more.

Others in the Space

Our competition in the space of “networking” consists of QR scanning or NFC based physical business cards lacking AI, facial recognition, visualization, geo fencing, user generated content and several other next generation features of SelfTact.

Blinq

Digital Business Cards

$4.99 PER CARD

HiHello

Digital Business Cards and digital signatures

$6.00 MONTHLY

Popl

Digital Business Cards and printed goods

$6.49 MONTHLY

How SelfTact differs

Placeholder

- Facial Recognition
- Business Card Scanning
- Profile Management
- Relationship Tracking Tools
- Integrated Messaging
- Gamification with points and rewards



Latest happenings
Have you met...
Simona Staton
CEO at Mountain
Add Contact
Tyler Jones
Product Designer
Add Contact
Ryan Scott
Biohacking expert
Add Contact
Amanda took a selfie with Julia in NYC, USA
Jun 10, 2023
New York
BROOKLYN
Richard has 10 new selftact contacts.
Jun 10, 2023
Chris QR Code has been scanned 30 times.
Profile
Feed
Camera
Map
Contacts



Latest happenings
+ More happenings
Chris QR Code has been scanned 30 times.
Jun 10, 2023
Ann- Marie Jones is in San Francisco
Jun 8, 2023
Daniel met Steve in NYC, USA
Jun 10, 2023
New York
BROOKLYN
Ann- Marie Jones is in San Francisco
Jun 8, 2023
Profile
Feed
Camera
Map
Contacts

Investment Opportunity

$450,000
UI/UX Redesign

$225,000
WeFunder fees

$585,000
Legal and operations


$3M

$1,200,000
Personnel

$540,000
Marketing and sales for acquisition

Our Team

A group of industry experts with proven track records of success.



Arjun Rai
Founder + CEO

Scaled SaaS business to over $1.2 M in total sales. FIled & authored 7 patents (6 issued/granted). Raised $1.4M from Reg CF



Eric Schaumburg
CTO

Built Eventrio, the Amazon trade shows & events (exited 2019). Founded 7pt5 Design+, UI/UX and digital marketing agency. Co-founder of HIDEME digital privacy. Built VPN for Lavabit.



Sunil Shashidhara
Sr. Engineer

Former IBM Watson engineer. AI and ML full stack developer. Extensive product development experience 7+ years experience.

Let's Chat!

Arjun Rai
917.449.5196
arjun@hellowoofy.com

SelfTact.com

Download on the App Store

ANDROID APP ON Google play

